October 19, 2007

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Gareb Shamus
Chief Executive Officer
International Fight League, Inc.
424 West 33rd Street
Suite 650
New York, NY 10001

RE: International Fight League, Inc. (the "Company")
Form 10-K for the year ended December 31, 2006
File No. 0-21134

Dear Mr. Shamus:

We have received your letter dated October 17, 2007 and have the following comments. We think you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.

1.   We have reviewed your responses to our prior comment numbers 2 through 4 but continue to believe that the accounting treatment being used for the arrangement with

FSN under which it broadcasts certain of the Company's martial arts matches is not appropriate. In your response, you indicate that you believe the arrangement with FSN should be accounted for as a barter transaction pursuant to APB 29 because you believe the transaction has commercial substance. However, in your response you describe only indirect or ancillary changes in cash flows that you expect to result from the exchange such as future increases in sponsorship revenues and overseas sales of television rights which are not a direct result of the exchange transaction with FSN. Because these sponsorship revenues and sales of television rights are not directly related to the arrangement with FSN, we do not believe that they should be considered in determining whether the exchange transaction has commercial substance. Furthermore, although the television rights revenues recognized in your financial statements for the three and six months ended June 30, 2007 have increased significantly since the prior period, your advertising –sponsorship revenues during the three and six months ended June 30, 2007 have actually declined rather significantly from those recognized in the comparable periods of 2006. Given, this factor, there does not appear to be any measurable indirect benefit derived from the television rights arrangement in terms of increases in advertising and sponsorship revenues as implied by your response.

As a result, we continue to believe that your arrangement with FSN lacks commercial substance, and should be measured on the basis of the recorded amount of the assets or services relinquished rather than at fair value in accordance with paragraph 20 of APB 29, as amended by SFAS No.153. Please revise the Company's financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2006 and your Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 to eliminate the revenues and related expenses recorded in connection with the arrangement with FSN.

2.   The financial statements included in the registration statement on Form S-1 (File No. 333-146629) should be similarly revised.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Michael Keefe, General Counsel
(212) 564-6546